Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

August 25, 2020

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn: Daniel Morris

Re:	Jiuzi Holdings, Inc.

Draft Registration Statement on Form F-1

Submitted July 8, 2020

CIK No. 0001816172

Dear Mr. Morris:

This letter is in response to the letter dated August 4, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jiuzi Holdings, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement No. 1”) is being submitted confidentially to accompany this letter.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	Please revise your introductory paragraph to clarify that investors will own shares in a holding company that does not directly own all of its operations in China. Please also disclose in the summary that the shareholders of your variable interest entity may have interests that conflict with yours.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised page 1 in the Prospectus Summary section to reflect the above.

2.	Several of the phrases in the prospectus have ambiguous meaning. For instance, it is unclear what it means to have good relationships with NEV manufacturers, build an online-offline operating system, and empower technological inspiration. In addition, please make sure that defined terms, such as 4S, are explained at first usage. Revise accordingly.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised or removed the phrases referenced-above on page 1 and page 3 of the Prospectus Summary and where applicable throughout the prospectus.

Our History and Corporate Structure, page 1

3.	Please clarify whether the company will be a “controlled company” under the definition of the applicable stock exchange after the offering and, if so, provide appropriate disclosure here and the risk factors. In this regard, we note your disclosure in the risk factor section on page 20 indicating that there will be a concentration of ownership post-offering.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised to disclose that the Company will be a “controlled company” and the relevant risks on page 2 and page 20.

Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

Our Competitive Advantages, page 3

4.	We note your statement that you “have stronger brand recognition and consumer acceptance.” Please revise to disclose the basis for this statement.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the language on page 3 and page 52 to state instead that we entered the industry at a relatively early point and have gradually developed brand awareness through marketing and promotional events, and consumer acceptance due to our competitive pricing and large selections of NEVs in third-fourth tier cities.

Our business is substantially dependent on collaboration, page 8

5.	Please revise, where appropriate, to describe the material terms, including term and termination, of your cooperation agreements with auto makers, auto dealers and automotive service providers. Please file any material agreements as exhibits to the registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the disclosure on page 51 to provide the description of the agreement with manufacturer. We have no written agreement with battery factories and 4S stores. The risk factor on page 8 has been revised as well. A form of the letter of intent was filed as Exhibit 10.12.

Our future growth is dependent, page 9

6.	We note the list of bulleted risk factors on page 9. It appears that many risks identified merit fuller discussion. In particular, please describe the risks posed to your business by availability concerns related to NEVs (including plug-in hybrid vehicles), grid capacity, public perceptions about safety, and performance limitations of electric vehicles, if material to you.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have expanded the discussion regarding the availability concerns, grid capacity, public perceptions about safety and performance limitation of NEVs on page 9 that are material to our business.

We rely on contractual arrangements with our variable interest entity, page 11

7.	Revise to state whether your PRC counsel, Capital Equity Legal Group, will render an opinion as to whether your ownership structure and contractual agreements with your VIE comply with PRC law. If not, please state as much and disclose the basis for your belief that your structure complies with PRC law.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that our PRC counsel will render an opinion that the ownership structure of the PRC entities does not violate PRC laws or regulations currently in effect, and that the contractual arrangements are valid, binding and enforceable, and do not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current PRC Laws, and there can be no assurance that the PRC government will ultimately take a view that is consistent with such opinion (to be included in Exhibit 99.1 of the prospectus) stated above. We have revised the disclosure on page 12 to reflect the above.

Risks Related to Doing Business in China, page 13

8.	Please revise to discuss the risk that it may be difficult for overseas regulators to conduct investigations or collect evidence within China, and discuss the implications of Article 177 of the PRC Securities law.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have added a risk factor on page 13 to discuss the implications of Article 177 of the PRC Securities Law. Please refer to “Risk Factors - There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.”

Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

Part of our shareholders are not in compliance with the PRC’s regulations, page 17

9.	Your heading states that some of your shareholders are not registered pursuant to Circular 37. However, the ensuing narrative discussion states that all of your beneficial owners are registered. Please reconcile.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have clarified that two of our beneficial owners, who are PRC residents, have not completed the Circular 37 Registration, on page 18 and wherever applicable in the prospectus.

Use of Proceeds, page 27

10.	In your disclosure on page 22 under the risk factor heading “We have broad discretion in the use of net proceeds...,“you state that your management may apply proceeds to possible acquisitions. Please revise your Use of Proceeds section to provide a brief description of your acquisition plans, including the types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that you will target or the terms of any potential acquisitions.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the disclosure on page 27 of the Use of Proceeds section to clarify that our management has not yet determined the types of businesses that we will target or the terms of any potential acquisitions.

Business, page 39

11.	You state that you operate and franchise in third and fourth tier cities in China. To the extent your operations are concentrated in a geographic location, please provide risk factor disclosure related to the geographic concentration or tell us why you do not believe such geographic concentrations are material to evaluating your business. To the extent that your focus on third and fourth tier cities affects consumer demand or the investment required to establish a franchise (for instance, due to regulations or real estate trends that are market specific), please explain.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the disclosure on page 8 to include the risks related to geographic concentration. In addition, we have revised page 51 to explain the reasons we focus on third- and fourth-tier cities, including the increased consumer demand and lower initial investment cost of franchise stores.

12.	Please clarify the amount of battery-operated vehicles sold by you as compared to plug-in electric vehicles. In addition, please describe the difference between these types of vehicles and the different challenges, if any, presented in the sourcing, marketing, sale, operation, and maintenance of these vehicles.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that almost all of our NEV sales are of battery-operated vehicles and only very few are plug-in electric vehicles and are sold on demand from the vehicle buyers. At this time, we have not further explored the market for plug-in electric vehicles. We do not believe adding the difference between the types of vehicles and challenges would benefit the investors for the reasons above. We have clarified the same on page 46 and wherever applicable in this prospectus.

13.	We note your disclosure in the final paragraph on page 39 that you intend to adopt an innovative one-stop vehicle sales model for vehicle buyers to have access to more brands, better services, and more affordable pricing. It is unclear how you anticipate this future business model differs from your current model. Please explain.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised to explain the difference of our current business model and future one-stop model on pages 1, 31 and 46 of the prospectus. Such response was also corresponding to the response for ‘online-offline operating system” in comment No.2.

Prospects for NEVs Franchising Business, page 43

14.	Refer to the second and third paragraphs on page 43. It is unclear why you believe NEV stores will flourish despite facing many of the same operational challenges (initial investment, rent, vehicle acquisition costs, etc.) and relying on similar profit centers (i.e., after-sales services). As two examples, your disclosure should more fully explain why you believe mature NEV franchises would be able to thrive in major residential neighborhoods when 4S stores do not and how you are able to offer competitive pricing to your customers for those cars that you source through 4S stores, as described in the last paragraph on page 44.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the disclosure on page 50 to differentiate traditional 4S stores and NEV franchise stores. In addition, we have revised on page 51 to include the how we are able to offer competitive pricing of the vehicles we source through 4S stores.

Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

Establish display centers and distribution centers, page 43

15.	Please clarify your strategy for first-second tier cities. Specifically, please explain how the distribution centers you build will take advantage of cities’ well established transportation infrastructure to improve your results of operation.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the disclosure on page 50.

Franchise arrangement and business model, page 44

16.	In the second paragraph of this section, you state that the company requires franchisees to meet rigorous standards to facilitate consistency and quality at all Jiuzi franchise stores. Please reconcile this statement with your disclosure elsewhere in the prospectus that the franchisee maintains control over all employment-related matters, marketing and pricing decisions.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we believe the two aspects of franchise model do not conflict with each other. You are referring to the following disclosures “[P]rimarily a franchisor, our franchising model enables an individual to be its own employer and maintain control over all employment-related matters, marketing and pricing decisions, while also benefiting from our Jiuzi brand, resources and operating system.” and “The Company requires franchisees to meet rigorous standards, including operation procedures and customer services.”

Such disclosure explains that the franchisee (not Jiuzi the franchisor) maintains control over all employment-related matters, marketing and pricing decisions, while the franchisee still has to meet rigorous standards to facilitate consistency and quality at all Jiuzi franchise stores.

17.	Refer to the third paragraph of this section. Please disclose the franchise fees, ongoing royalty percentages and commissions payable by your franchisees, and any mandatory requirements contracts with your franchisees. In addition, please provide a detailed discussion of your arrangements to provide financing to franchisees including, but not limited to, the following:

●	your cooperation with various capital platforms, as described on page 39;
●	the typical amount financed;
●	whether the financing agreements are mandatory; and
●	the typical repayment timeframe for these loans and the incidence of default.

Please also make corresponding revisions to your summary disclosure.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the disclosure on page 51 and throughout the prospectus to disclose the franchise fees, ongoing royalty percentage payable by our franchisees. There is no other contract other than the franchise agreement we enter into with the franchisees as disclosed throughout the prospectus. To clarify, we have no involvement in the financing transaction provided by various capital platforms to franchisees other than make introduction to the financial service providers. The franchisees are not mandated to accept financing through us; and if they do receive financing, such financing agreement is negotiated and stipulated between the franchisee and the financial service provider.

Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

Government Policies Relating to New Energy Vehicles in the PRC, page 46

18.	Revise to provide an expanded discussion here to quantify the amount of the fiscal subsidies available under “the Thirteenth Five-year Plan” and to provide greater detail about how the proposed policies of the central finance department will promote the growth of your industry. In addition, since many of the incentive you describe in this section relate to local subsidies, please address the regulatory landscape of third and fourth-tier cities specifically.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the disclosure on page 54 of the prospectus.

Related Party Transactions, page 58

19.	We note your disclosure in the first paragraph of this section that the company owns 51% of the franchisees’ equity interest without having actual control over the franchisees. Please revise here and in the business section to clarify this ownership structure, including when the company takes its ownership stake and what you are entitled to as a result of your ownership. This disclosure should provide context for the ensuing discussion about accounts receivable and payable, and loans and advances between the company and its franchisees. In this regard, please also describe in more detail the related party relationships identified in this section and the material terms and conditions of outstanding balances. For example, your disclosure related to advanced franchise fee payments and earnest money collected does not fully describe the material terms of these arrangements.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the disclosure on page 51 and page 69 to clarify the ownership structure.

The Company being a 51% or 1.25% owner of any franchisee equity interest does not have any controlling financial interest or possess any voting rights over the franchisees. The Company does not have any power to direct the activities of the franchisee that would most significantly impact the franchisees’ economic performance nor the Company is obligated to absorb losses of the franchisee that could potentially be significant to the franchisee nor the right to receive benefits from any franchisee that could potentially be significant to the franchisee.

We have also revised the Related Party Transactions section to describe in more detail the related party relationships identified in this section and the material terms and conditions of outstanding balances, including our disclosure related to advanced franchise fee payments and earnest money collected.

Taxation, page 74

20.	Please tell us whether you intend to file opinions regarding Cayman Islands and United States federal tax matters. Revise this section and your exhibit index accordingly.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we intend to file opinions regarding the taxation matters regarding Cayman Islands (included in Exhibit 5.1) and United States federal tax matters (included in Exhibit 8.2). The exhibit index has been revised accordingly.

Financial Statements

Note 1 - Organization and Basis of Presentation, page F-7

21.	Please disclose quantitative information for the VIE including revenue; net income; operating, investing, and financing cash flows; and the carrying amount and classification of the VIE’s assets and liabilities, including intercompany payables to the WFOE. Material related party transactions of the VIE should be presented separately. Refer to paragraphs 5A.d., 2AA.d., and 3.bb of ASC 810-10-50.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have added note 3 to disclose the required information in accordance with ASC 810-10-50.

22.	Please disclose who owns the remaining 41% equity interest in Shangli Jiuzi. If they are a related party, please also disclose how they are related.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that the remaining 41% of equity interest are held by five unrelated minority shareholders. Each of these unrelated minority shareholders held 1% to 10% of Shangli Jiuzi’s equity interest. These minority shareholders are unable to exercise significant influence on the Company.

Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-9

23.	The third paragraph of your revenue recognition policy appears more in line with ASC 605, rather than ASC 606. In this regard, tell us how you consider the control of the goods and services in determining the timing of the revenue recognition and when you determine the transaction price.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have deleted this paragraph and disclosed the information requested in detail for each type of revenues.

The Company recognizes sales of vehicle revenues at a point in time when the Company has transferred physical possession of the asset to the customer and the customer has accepted the asset as control of the good is transferred to the customer. The transaction price is determined and allocated to the product prior to the transfer of the good to the customer.

The initial franchise services include a series of performance obligations and a license that allows the franchisee to use the franchisor’s intellectual property indefinitely that are distinct from the continuing rights or services offered during the term of the franchise agreement. The Company recognizes initial franchisee service revenues over time as the services performed by the Company has no alternative use other than its use by the franchisee, and there is an enforceable right to payment for work completed to date. The agreement includes a standard predetermined percentage for progress billing as the services are performed.

The royalty revenues are distinct from the initial franchise services. The Company recognizes royalty revenues only when the franchisee has generated an annual net income which the Company has a present right to payment for the services. The Company has the right to collect royalty based on a percentage of the franchisees’ annual net income.

24.	You disclose that you recognize franchisee service revenues over a point in time. Please clarify the following as they relate to this statement:

●	Whether the policy relates to the initial franchise fee;
●	Whether the fees are recognized “over time” or “at a point in time”;
●	How the timing of recognition relates to the duration of the franchising agreement;
●	General duration of the franchise agreements; and
●	How you measure revenues.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the description of the franchise service revenue recognition policy as follows:

The initial franchise services include a series of performance obligations and a license that allows the franchisee to use the franchisor’s intellectual property indefinitely that are distinct from the continuing rights or services offered during the term of the franchise agreement. The Company recognizes initial franchisee service revenues over time as the services performed by the Company has no alternative use other than its use by the franchisee, and there is an enforceable right to payment for work completed to date. The agreement includes a standard predetermined percentage for progress billing as the services are performed.

25.	Please revise your description of the royalty revenue recognition policy to clarify when you have the present right to payment, including how the timing relates to the occurrence of the underlying sales, and how the revenues are measured.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the description of the royalty revenue recognition policy as follows:

The royalty revenues are distinct from the initial franchise services. The Company recognizes royalty revenues only when the franchisee generated an annual net income which the Company has a present right to payment for the services. The Company has the right to collect royalty based on a percentage of the franchisees’ annual net income.

Jiuzi Holdings, Inc. 4F No. 1 Building Jinsha Lake Business Center Economic Technology District Hangzhou, Zhejiang, 311103 People’s Republic of China

Note 8 - Related Party Transactions, page F-15

26.	You receive a 1.25% interest in your franchisees as part of the franchising agreement. Please tell us why you do not appear to consider these interests as part of the initial franchise fee.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that the 1.25% interest in our franchisee as part of the franchising agreement is not part of the initial franchise fee. The franchisees were setup with the Company being a 51% owner (subsequently decreased to 1.25%) so as to allow the franchisees to register its business name to include “JiuZi” with the local business bureau.

27.	You state on page F-17 that advances to franchisees are due within 180 days. However, you classify a part of these advances within non-current assets on the balance sheet. Furthermore, you state on page F-12 that loans receivables, which include amounts due from related franchisees, are due 18 months upon drawing. Please resolve these discrepancies.

RESPONSE: We note the Staff’s comment, and in response thereto, advise the Staff that we have revised the disclosure to 18 months to resolved the discrepancies.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Very truly yours,

/s/ Shuibo Zhang
Name:	Shuibo Zhang
Title:	Chief Executive Officer